FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. .0.5
(Print or Type Responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person* Weis Robert F.	2. Issuer Name and Ticker or Trading Symbol Weis Markets, Inc. (WMK)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner
(Last) (First) (Middle) 1000 South Second Street P.O. Box 471	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/14/2002	X Officer Other (Give title below) (Specify below) Chairman of the Board
(Street) Sunbury PA 17801 (City) (State) (Zip)		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Trans-	6. Owner- ship Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	(A) or (D)	Price	action(s) (Instr. 3 and 4)	(Instr. 4)	(Instr. 4)
Common Stock	11/14/2002		A		12	A	NA	6,103,925	D
Common Stock								6,649,087	I	By Self & Mellon Bank as Co-Trustees
Common Stock								101,000	I	Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v)..	(Over) SEC 1474 (8-02)
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  FORM 4 (continued)                                               Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                                                         (e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr. 3)	2.Conver- sion or Exercise Price of Derivtive Security	3.Transac- tion Date (Month/ Day/ Year)	3A.Deemed Execu- tion Date, if any (Month/ Day/ Year)	4.Trans- action Code (Instr.8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exerc- isable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Deriv- ative Secur- ity (Instr.5)	9. Number of derivative Securities Bene- ficially Owned Following Reported Transac- tion(s) (Instr. 4)	10.Owner- ship Form of Deriv- ative Security Direct (D) or (Instr. 4)	11.Nature of Indirect Benefi- cial Owner ship (Instr.4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C 1001 and 15 U.S.C. 78ff(a)	/S/ Robert F. Weis 11/15/2002 ** Signature of Reporting Person Date
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
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